Mail Stop 3720

April 19, 2006

Shawn McNamara
Senior Vice President
Relationserve Media, Inc.
6700 North Andrews Avenue
Fort Lauderdale, Florida 33390

      Re: **Relationserve Media, Inc.**
            Registration Statement on Form SB-2
            Filed March 20, 2006
            File No. 333-132586

            Preliminary Information Statement on Schedule 14C
            Filed March 24, 2006
            File No. 0-51702

Dear Mr. McNamara:

We have limited our review of your filings to the issues we have addressed below and have the following comments. Please amend the registration statement and file a revised preliminary information statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Prospectus Cover Page

1.   In your response letter, tell us why the number of shares being offered on the cover page of the prospectus is less than the number of shares you have registered.

2.   You currently define terms such as selling stockholders and common stock that are commonly understood. Please remove the defined terms from your prospectus cover page. In addition, avoid using defined terms in the prospectus summary.

3.   Please remove your parenthetical beginning "except pursuant to a transaction exempt…" from the legend required by Item 501(a)(10) of Regulation S-B.

Overview, page 2

4.   Please provide a brief explanation of the changes to the company in the last year. For example, discuss the following, if true:
   •   Until June 2005, the company was named Chubasco Resources, Inc., which was an exploration stage company engaged in the business of mineral exploration in British Columbia.
   •   On June 13, 2005, RelationServe Media engaged in a reverse acquisition with Chubasco Resources to become a reporting company. As a result of the reverse acquisition, there was a change in control of the company, and the business and management of RelationServe Media became the business and management of the company.
   •   RelationServe Media had no business or assets until it acquired the businesses of RelationServe Access and Friendsand.com from Omni Point in May 2005.

These are just examples. Please highlight, in a manner that is easy to understand, the significant changes to the company and its business in the last year. Provide more detailed disclosure regarding the development of the company in other parts of the prospectus, such as management's discussion and analysis and your business section. When providing more detailed disclosure, draft it in a manner that is less legalistic and more understandable to an investor.

5.   Please briefly describe the "various marketing and advertising businesses" that you operate. Provide sufficient information so that investors understand what your businesses entail, who your customers are and how you generate revenue.

6.   Please balance your disclosure by disclosing your net loss for 2005 and your accumulated deficit as of December 31, 2005.

Background of the SendTec Acquisition, page 2

7.   Briefly disclose why you amended the asset purchase agreement and structured the
        acquisition so that you assigned your rights under the agreement to STAC, had STAC issue
        debentures convertible into your common stock, and agreed to "legal and structural
        limitations imposed under the Debentures" that required you to operate SendTec separately
        from your other businesses until the consolidation date. Provide more detailed disclosure
        regarding these matters in management's discussion and analysis and your business section.
        Focus on discussing the reasons for the transactions rather than merely reciting the steps of
        the transaction as set forth in the governing documents.

Rationalization Plan, page 2

8.   Please briefly disclose the specific senior management changes that occurred.

9.   Clearly disclose here and throughout the prospectus whether you defaulted, or are currently
        in default, of the covenants under the debentures. Provide a detailed discussion of the
        financial covenants under the debentures and any defaults in management's discussion and
        analysis, and provide a cross-reference to this detailed discussion in the summary. In
        management's discussion and analysis, clarify why you amended apparent performance
        covenants in 2006 for performance requirements in 2005. In addition, clarify whether you
        defaulted, or would have defaulted under the debentures and related agreement if they were
        not amended. Furthermore, describe the covenants and the amendments to the covenants.
        See Section IV.C. of our guidance in SEC Release No. 33-8350 "Commission Guidance
        Regarding Management's Discussion and Analysis of Financial Condition and Results of
        Operations," available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

10.   Briefly disclose why there is increased regulatory and public scrutiny of the industry in
        which Friendsand operates.

The Offering, page 3

11.   Please disclose the percentage of outstanding shares that the shares being offered represent.

Risk Factors, page 3

If an event of default occurs under the debentures . . ., page 5

12.   You state in your summary that you "recognized that certain financial covenants . . . would
        likely not be met during the fourth quarter of 2005, and possibly thereafter . . ." Please
        revise this risk factor or provide a new risk factor to more specifically discuss which

covenants you believed would not be met and please explain why. Please describe the default provisions and any defaults under these covenants.

The restrictions on our activities contained in the debentures . . ., page 6

13.   Please clarify what is "permitted indebtedness" so that investors can better assess the extent to which you could incur additional indebtedness.

We may be able to attract and retain key employees, page 6

14.   Please expand this disclosure to address the personnel problems you have faced, as described in the summary.

Effect of outstanding warrants, options and convertible debentures, page 20

15.   Please provide a more descriptive caption for this risk factor that highlights the risk. In addition, specifically address in this risk factor the potential impact on the price of your common stock of the registered offering of up to 84,671,853 shares of common stock.

16.   We note your reference to the right of debenture holders to purchase additional debentures. Please briefly describe this right and under what circumstances debenture holders may exercise this right. Provide more detailed disclosure regarding this right to purchase additional debentures in an appropriate section later in the prospectus. In addition, tell us in your response letter whether you are registering for resale on this registration statement the shares into which these additional debentures convert.

We need to authorize additional shares so that we can register . . ., page 20

17.   Disclose how many shares you have outstanding and the number of shares you have reserved for issuance for the exercise or conversion of your outstanding options, warrants and debentures and any additional options or debentures that you may issue under the terms of your stock option plans or debentures. In this regard, you state that you have sufficient shares for these purposes; however, in your preliminary information statement, it appears that you have 98,058,414 shares that are either outstanding or reserved for these purposes. Please clarify here and in your preliminary information statement, if true, that you would need to increase the amount of your authorized shares regardless of the provision to register 130% of the shares of common stock that the debenture holders are entitled to if they were to exercise all of the warrants and debentures that they are entitled. Also, disclose the underlying reason for the requirement to register 130% of the shares of common stock that the debenture holders currently hold or are entitled to upon the exercise or conversion of all warrants or debentures that they currently hold.

Management's Discussion and Analysis of Relationserve's Financial Condition and Results of Operation, page 24

18.   Please include an introduction to provide a balanced, executive-level discussion that identifies the most important themes or other significant maters with which management is concerned primarily in evaluating your financial condition and operating results.   Such topics could include:

- Economic or industry-wide factors relevant to the company;

- How the company earns revenues and income and generates cash;

- The company's lines of business, locations of operations and principal products and services, without being repetitive of the business section or disclosure elsewhere in the prospectus; and

- The material opportunities, challenges and risks that management are most focused on for the short and long term, as well as actions that they are taking to address these opportunities, challenges and risks. For example, you appear to be focused on your rationalization plan related to the SendTec acquisition and you refer to a downturn in Relationserve's business and regulatory and public scrutiny in Friendsand's industry. Please consider discussing these challenges as well as the actions you are taking to address them.

See Section III.A. of our guidance in SEC Release No. 33-8350 "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations." Please similarly revise SendTec's management's discussion and analysis section.

Liquidity and Capital Resources, page 27

19.   Revise this discussion to disclose the specific components and amount of funds that you will need to continue operating for the next twelve months. Discuss also your specific plan for generating sufficient revenues and sufficient cash to generate these funds. Discuss your current and planned sources of revenue. Compare assured available resources to your expected short-term and long-term capital requirements. Also, discuss any known trends or uncertainties that have or are reasonably likely to have a material impact on your short-term or long-term liquidity. See Item 303(b)(1)(i) of Regulation S-B. Please similarly revise SendTec's liquidity and resources section.

Description of Business, page 35

Background of the SendTec Acquisition, page 36

20.   Expand your discussion of the SendTec acquisition to discuss each of the agreements you
       entered into relating to the transaction. In this regard, it is difficult to follow the
       progression of the transaction from the time you entered into the asset purchase agreement
       in August 2005. Please clarify what agreements you entered into in October 2005 and in
       February 2006, and describe any agreements that were amended and explain why the terms
       were amended.

SendTec Business, page 37

21.   Please describe your arrangements with your customers. For example, do you enter into
       agreements with them to provide the services you describe? In your risk factors, you
       disclose that two of SendTec's clients accounted for 43.8% of its total revenues in 2005.
       Disclose the identity of these customers and describe any agreements you have with them.
       You also describe in your risk factors that "most of SendTec's services are offered to
       advertisers based on cost-per-action or cost-per-click pricing models . . ." Please describe
       these pricing models in this section. Also, do you provide lists of email accounts of
       individuals to your customers so that they can send direct advertisements to them? If so,
       are a large portion of the emails sent to these email accounts filtered since it appears this
       would be considered "spam?" Please revise your disclosure accordingly to describe your
       business so that investors can understand how you generate revenue and the specific
       arrangements you have with your customers.

Legal Proceedings, page 41

22.   Please disclose the court where each of the complaints were filed. See Item 103 of
       Regulation S-B. In addition, for each of the legal proceedings you disclose, please expand
       your disclosure to provide sufficient factual context underlying the cases. For example, it is
       unclear why InfoLink has alleged that you and OmniPoint have breached a licensing
       agreement and violated the CAN SPAM Act of 2003. As another example, it is unclear
       why Boston Meridian believes it is entitled to the $917,302 in fess and 100,000 shares of
       common stock relating to the SendTec acquisition. Please revise your disclosure
       accordingly.

23.   It is unclear why you have included the last paragraph in this section regarding the issuance
       of 525,000 shares of common stock to the debenture holders. Please revise to provide
       sufficient disclosure.

Certain Relationships and Related Transactions, page 56

24.   We note your disclosure regarding your agreement with Lehman Brothers and LB I Group
        and your statement that, on February 3, 2006, Lehman advised you that it did not currently
        intend to exercise its right to designate a board member. Please clarify what rights under
        this agreement, if any, Lehman has exercised.

25.   We note that Mr. Brauser has been your chairman since October 2005. Please disclose the
        date he received each of the payments, the specific services he provided and what expenses
        were reimbursed.

26.   Please disclose the material terms of the agreements with Messrs. Soltoff, Gould and Obeck
        and the reasons for entering into the agreements. In addition, please clarify how the
        parenthetical regarding the percentage of STAC common stock relates to the number of
        shares of company common stock issued to STAC management.

27.   Describe your arrangement with CFO OnCall, including compensation arrangements for
        Mr. Wasserman's services. In addition, please disclose here and under Mr. Wasserman's
        biography whether Mr. Wasserman works full-time as your principal financial officer. If
        not, disclose the amount of time he devotes to the company. In this regard, we note that Mr.
        Wasserman is the chief executive officer the CFO OnCall.

Selling Stockholders, page 57

28.   We note your disclosure that "[e]ach of the Selling Stockholders has acquired his, her or its
        shares solely for investment and not with a view to or for resale or distribution of such
        securities." Please also specifically state, if true, that each selling stockholder that is an
        affiliate of a broker-dealer purchased in the ordinary course of business and, at the time of
        the purchase of the securities to be resold, the selling stockholder had no agreements or
        understandings, directly or indirectly, with any person to distribute the securities. We note
        you have made these statements with regard to LB I Group in footnote 1; however, you
        should provide similar statements for all broker-dealer affiliates who are selling
        shareholders. If any of the selling stockholders are registered broker-dealers, please name
        any such selling stockholder as an underwriter.

29.   For each entity listed in the table, disclose the natural person(s) who have sole or shared
        voting or investment control over the RelationServe Media shares that each entity owns.

30.   Disclose any position, office, or other material relationship which any of the selling
        stockholders have had with you, your predecessors or affiliates within the past three years.
        See Item 507 of Regulation   S-B.

Description of Securities, page 69

31.   In the first paragraph, disclose the number of shares of common stock that will be
        outstanding assuming that all of the securities being offered are sold.

Where You Can Find More Information, page 73

32.   Please revise the address of the SEC's public reference room to reflect our new location at
        100 F street, N.E., Washington, D.C. 20549.

Preliminary Information Statement on Schedule 14C

33.   To the extent that comments on your Form SB-2 apply to your preliminary information
        statement, please revise accordingly.

34.   We note that your name change is related to the SendTec transaction and we note your
        disclosure in the Form SB-2 under the risk factor entitled "We need to authorize additional
        shares so that you can register all of the shares that [you] are required to register . . ." that
        "the terms of [your] Securities Purchase Agreement with the Debenture holders requires
        [you] to register 130% of the shares of common stock that they are entitled to . . . Currently,
        we do not have sufficient authorized common stock to cover such registration." Because
        these proposals are directly related to the SendTec acquisition, it appears that you are
        required to provide the information required by Items 13 and 14 of Schedule 14A. See Item
        1 of Schedule 14C and Note A of Schedule 14A. Please provide the information required
        by Items 13 and 14 or tell us in your response letter why you do not believe this information
        is required.

Information on Consenting Stockholders, page 2

35.   Please provide the information in your table regarding the shareholders that have consented.
        Please also tell us in your response letter what exemption from the proxy rules was relied
        upon for the consent.

Action 1 Increase in Our Authorized Capital, page 5

36.   Please clearly disclose in tables the following information:

        •   As of the most recent date, the number of issued shares, the number of authorized but
            unissued shares that are reserved for specific purposes (identifying each specific
            purpose), and the number of authorized but unreserved shares; and

        •   Assuming the proposal to increase the number of authorized shares is approved, the
            number of issued shares, the number of authorized but unissued shares that are reserved

for specific purposes (identifying each specific purpose), and the number of authorized but unreserved shares.

Disclose that, if the increase in authorized shares is approved, the board of directors may issue the additional authorized shares without any further shareholder approval.

Action 1 Increase in Our Authorized Capital, page 5
Action 2 Change of Our Corporate Name, page 6

37.   Immediately prior to these proposals, please provide investors with a more comprehensive summary of the SendTec acquisition including, for example, the changes in your board and management so that investors understand the fundamental changes in your business that have occurred and have additional context regarding the approval of these corporate actions.

*   *   *   *   *

Please amend your registration statement and file a revised preliminary information statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Furthermore, notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Albert Pappas, Senior Staff Attorney, at (202) 551-3378, Kathleen Krebs, Special Counsel, at (212) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Harvey J. Kesner, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP
        (212) 451-2222 (fax)